# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leishen Energy Holding Co., Ltd., CIK 0001985139
CUSIP: G5462C106
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 103 Huizhong Li, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002054119

## Reporting persons
- WISE-POWER ENERGY SERVICES CO., LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 6,355,000; sole dispositive power 0; shared dispositive power 6,355,000; aggregate amount beneficially owned 6,355,000 (37.3% of the class)
- Hongqi Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 6,355,000; sole dispositive power 0; shared dispositive power 6,355,000; aggregate amount beneficially owned 6,355,000 (37.3% of the class)
- Jin Wu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 6,355,000; sole dispositive power 0; shared dispositive power 6,355,000; aggregate amount beneficially owned 6,355,000 (37.3% of the class)

## Item 1. Issuer
Name of issuer: Leishen Energy Holding Co., Ltd.
Address of issuer's principal executive offices: 103 Huizhong Li, Peking Times Square, Unit 15B10, Chaoyang District, Beijing China 100101

## Item 2. Person Filing
Name of person filing: WISE-POWER ENERGY SERVICES CO., LTD., Hongqi Li and Jin Wu (each, a "Reporting Person" and collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of principal business office of WISE-POWER ENERGY SERVICES CO., LTD. is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China.

The address of principal business office of Hongqi Li is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China.

The address of principal business office of Jin Wu is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China.
Citizenship:
WISE-POWER ENERGY SERVICES CO., LTD. is a British Virgin Islands company.

Hongqi Li is a citizen of the People's Republic of China.

Jin Wu is a citizen of the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
WISE-POWER ENERGY SERVICES CO., LTD.: 6,355,000;

Hongqi Li: 6,355,000; and

Jin Wu: 6,355,000.

Represents 6,355,000 Ordinary Shares directly held by WISE-POWER ENERGY SERVICES CO., LTD. Hongqi Li and Jin Wu are each a controlling person of WISE-POWER ENERGY SERVICES CO., LTD. Each of Hongqi Li and Jin Wu own 50% of the issued shares of WISE-POWER ENERGY SERVICES CO., LTD. and have shared voting and dispositive power over 6,355,000 Ordinary Shares held by WISE-POWER ENERGY SERVICES CO., LTD. The voting rights proxy agreement entered into with and the power of attorney granted to Polar Energy Company Limited, both dated August 10, 2023, may be terminated and revoked respectively with an advance 30 days' written notice. Hence, WISE-POWER ENERGY SERVICES CO., LTD. and its shareholders retain a beneficial interest in the 6,355,000 Ordinary Shares subject to such voting rights proxy agreement and the power of attorney.
Percent of class:
WISE-POWER ENERGY SERVICES CO., LTD.: 37.3%;

Hongqi Li: 37.3%; and

Jin Wu: 37.3%.

The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 17,025,000 ordinary shares of the Issuer issued and outstanding as of January 8, 2025, as reported in the Issuer's prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 20, 2024 and current report on Form 6-K furnished to the Securities and Exchange Commission on January 8, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
WISE-POWER ENERGY SERVICES CO., LTD.: 6,355,000;

Hongqi Li: 6,355,000; and

Jin Wu: 6,355,000.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
WISE-POWER ENERGY SERVICES CO., LTD.: 6,355,000;

Hongqi Li: 6,355,000; and

Jin Wu: 6,355,000.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- WISE-POWER ENERGY SERVICES CO., LTD.: /s/ Hongqi Li, Hongqi Li/Director (02/12/2025)
- Hongqi Li: /s/ Hongqi Li, Hongqi Li (02/12/2025)
- Jin Wu: /s/ Jin Wu, Jin Wu (02/12/2025)